UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April, 2022
Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 31, 2022, Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website the following documents: (1) Audited Consolidated Financial Statements for the year ended December 31, 2021 and its Management's Discussion and Analysis for the year ended December 31, 2021. The public may view these documents by going to the SEDAR website at https://sedar.com/search/search_form_pc_en.htm and typing in the name “Siyata” in the search box.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2022	SIYATA MOBILE INC.

	By:	/s/Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer